Lightspeed Announces Results of Strategic Review and Third Quarter 2025 Financial Results
Lightspeed's board authorized share repurchase to return up to $400 million to shareholders
Total revenue of $280.1 million, up 17% year-over-year
Subscription revenue grew 9% year-over-year
Net loss improved to ($26.6) million and positive Adjusted EBITDA1 of $16.6 million exceeded outlook of ~$14 million
Monthly ARPU2 in the quarter grew 19% year-over-year to ~$533

Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, February 6, 2025, /PRNewswire/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX | NYSE: LSPD), today announced the results of its previously-disclosed strategic review and its financial results for the three and nine months ended December 31, 2024. Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space.
Strategic Review
The Board of Directors, a committee of independent directors, and executive leadership have unanimously determined that executing a full transformation plan as a public company presents the best available path to maximizing value for the Company and its shareholders. As part of its previously-announced strategic review, the Company conducted an in-depth evaluation of its portfolio, including market attractiveness, competitive dynamics, and its right-to-win as well as evaluating the best ownership structure to navigate Lightspeed through a transformation. The Company has already set its transformation plan in motion, focusing on growth in retail in North America and hospitality in Europe, both leading growth engines, with a strategic focus on expanding locations and increasing software and payments ARPU, with the other business areas optimized for efficiency and aimed at driving a maximum profitability for the whole business.
The Company-wide transformation to deliver on the new strategy will focus on:
•Go-to-market: enhancing Lightspeed’s go-to-market strategy with targeted outbound efforts, field sales and local marketing expansion, and verticalized execution to maximize efficiency and improve win rates, including deepening supplier integration in focus verticals and deploying AI-driven customer acquisition across retail in North America;
•Product & Technology: investments focused on key growth areas—enhancing inventory management, forecasting, and supplier integration for retail in North America, while optimizing operations, guest experience, and analytics for hospitality in Europe;
•Capital Allocation: transformation initiatives to free up capital for investment in growth areas; and
•Share Repurchase: a share repurchase program to return up to $400 million in cash to shareholders, including the immediate execution of approximately $100 million3 under our current authorization, plus an additional $300 million, in each case subject to market conditions.
“The Company’s robust strategic review process was initiated by the Board in response to feedback from shareholders and overseen by a committee of independent board members,” said Patrick Pichette, Chair of Lightspeed’s Board and of the committee that oversaw the strategic review. “We received a high level of interest in Lightspeed and had extensive discussions with several process participants. After this review, our board, committee and executive management team unanimously concluded that executing on our full transformation plan as a public company offers the best available path to maximize value for the company and its shareholders.”
1 Non-IFRS measure or ratio. See the section entitled "Non-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio.
2 Excluding Customer Locations attributable to the Ecwid eCommerce standalone product.
3 Represents estimated value based on the closing trading price of the subordinate voting shares on the New York Stock Exchange on February 5, 2025.

“We’ve continued to grow the Company since announcing the strategic review, having launched several new key initiatives which have already made a significant impact on our results - such as our software revenue growth of 9% year-over-year, the highest in the last nine quarters and raising our Adjusted EBITDA outlook for this fiscal year to over $53 million, more than 30% higher than the initial outlook of a minimum of $40 million at the start of the fiscal year,” said Dax Dasilva, Founder and CEO. “We have begun a process of transformation that will reshape the Company, and I look forward to presenting the full details of the plan at our upcoming Capital Markets Day.”
Management also announced that it will hold a Capital Markets Day on March 26, 2025, at the New York Stock Exchange, to provide a comprehensive update on the Company’s transformation plan, its operational and financial impact, products, go-to-market efforts, and a long-term financial outlook.
Read CEO Dax Dasilva's letter to shareholders: https://investors.lightspeedhq.com/CEO-Letter
Third Quarter Financial Results
“Positioning the Company for profitable growth continues to be our top priority coming out of our strategic review,” said Dax Dasilva. “In the past year, we have accelerated software growth, dramatically improved payments penetration, established a solid foundation for profitability, maintained a very strong balance sheet, accelerated our innovation and focused the business on the areas where we have a proven right to win.”
"This quarter’s results are proof that our strategic pivot to focus on growth in our key markets and on efficiency everywhere else is working. Adjusted EBITDA grew over 350% year over year, to $16.6 million, ahead of our previously-established outlook," said Asha Bakshani, CFO. "In addition, our product innovation and increases in our pricing plans helped software ARPU2 grow 11%. We expect this strong momentum to continue into FY26."
Third Quarter Financial Highlights

(All comparisons are relative to the three-month period ended December 31, 2023 unless otherwise stated):
•Total revenue of $280.1 million, an increase of 17% year-over-year.
•Transaction-based revenue of $181.7 million, an increase of 23% year-over-year.
•Subscription revenue of $88.1 million, an increase of 9% year-over-year.
•Net loss of ($26.6) million, or ($0.17) per share, as compared to a net loss of ($40.2) million, or ($0.26) per share, and Adjusted Income1 of $18.5 million, or $0.12 per share1, as compared to Adjusted Income1 of $11.8 million, or $0.08 per share1.
•Adjusted EBITDA1 of $16.6 million versus Adjusted EBITDA1 of $3.6 million.
•Cash flows from operating activities of $2.7 million as compared to cash flows used in operating activities of ($18.2) million, and Adjusted Free Cash Flow1 used of ($0.5) million as compared to Adjusted Free Cash Flow1 used of ($14.8) million.
•As at December 31, 2024, Lightspeed had $661.6 million in cash and cash equivalents.
Third Quarter Operational Highlights
•Lightspeed delivered several new product releases in the quarter including:
◦An expanded Lightspeed Scanner – now available on the Lightspeed iOS app – to enable purchases directly from the retail floor using mobile payments;

◦We expanded Lightspeed Payments to allow our Supplier Network in Australia, the UK, the Netherlands and Belgium to accept certain payments, in addition to Canada and the U.S.;
◦The addition of over 1 million new products to the Lightspeed's Supplier Network across key verticals such as pet, home & garden, and golf;
◦For golf, Integrated Scheduling tools to enable operators to maximize bookings and revenue.
•Lightspeed delivered several new product releases for hospitality in Europe as well:
◦The new Kitchen Display System, which seamlessly connects front- and back-of-house operations by facilitating order flow between POS and Tableside to the kitchen;
◦Lightspeed Pulse, which provides mobile access to actionable insights and key metrics, such as sales and live orders, for restaurateurs to access anywhere;
◦The expansion of Instant Payouts to eligible hospitality merchants, facilitating access to funds within 30 minutes of a transaction even on weekends.
•ARPU2,4 increased to ~$533 from ~$447 in the same quarter last year representing an increase of 19% driven by our focus on our unified POS and payments offering and growing subscription ARPU2, which increased 11%.
•Gross profit of $115.9 million increased 14% year over year. Overall gross margin was 41%, compared to 42% in the same quarter last year, reflecting a higher portion of customers adopting Lightspeed Payments. Subscription gross margin grew to 79% in the quarter from 76% in the same quarter last year driven by a dedicated effort at controlling costs. Transaction-based gross margin was 28% compared to 30% last year.
•GTV generated by Lightspeed's flagship platforms increased by 23% compared to the same period last year, demonstrating that for its ideal customer profile and with its flagship products, Lightspeed continues to gain traction. Total GTV4 was $23.5 billion.
•An increasing portion of GTV is being processed through the Company's payments solutions. GPV4 increased 34% to $8.8 billion in the quarter from $6.6 billion in the same period last year, largely due to the Company's unified POS and payments initiative.
•Customer Locations with GTV exceeding $500,000/year5 and $1 million/year5 increased 1% and 3% year-over-year, respectively.
•Lightspeed Capital showed strong growth with revenue increasing 96% year-over-year.
•Notable customer wins for retail in North America include:
◦Soccer Master and Epoxy Depot; both of which are multi-location merchants with a need for omni-channel capabilities. High GTV merchants continue to choose Lightspeed over other solutions given our differentiated ability to handle complex inventory management needs, and our ability to support omni-channel in a multi-location environment;
◦In our Supplier Network, we renewed contracts with three of the largest North American department stores. We also signed multiple new brands including Caspari, Anine Bing and ASW Group which is a distributor for Tommy Hilfiger and Calvin Klein.
•In golf, we signed the legendary St Andrews Links Trust — the home of The Open.
•Notable customer wins for hospitality in Europe include:
4 Key Performance Indicator. See the section entitled "Key Performance Indicators."
5 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.

◦Three Michelin star restaurant AM par Alexandre Mazzia in Marseille, and Chefdag, a chain of Belgium-based restaurants with seven locations;
◦In the hotel-adjacent restaurant space, we signed Hôtel de Beaune, a five star luxury hotel in the heart of Burgundy due to Lightspeed's product market fit for full-service restaurants.
•During the quarter, Lightspeed announced a strategic reorganization impacting approximately 200 positions. This effort is a result of the Company's renewed strategy to focus its efforts on retail in North America and hospitality in Europe.
Financial Outlook6
The following outlook supersedes all prior statements made by the Company and is based on current expectations.
Lightspeed is encouraged by its results to date with strong revenue growth and an Adjusted EBITDA performance that is on track to surpass our most recent outlook for Fiscal 2025. There are two short-term headwinds on revenue, including the surging US dollar which is putting pressure on non-US dollar revenue and the meaningful reduction of go-to-market positions in the restructuring last quarter. The Company plans to use these savings from the restructuring to hire in its growth markets and fully expects to see a positive return on these efforts in Fiscal 2026. Partially offsetting these negative influences are recent software price increases and a series of popular software modules that have recently been released. Finally, the Company's fiscal fourth quarter is seasonally the weakest for GTV performance.
The Company's outlook has been updated as follows:
Fiscal 2025
•Revenue growth of approximately 20%.
•Adjusted EBITDA1 of over $53 million.

Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, February 6, 2025. To access the telephonic version of the conference call, visit https://registrations.events/direct/Q4I743165278. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live in the Events section of the Company's Investor Relations website, https://investors.lightspeedhq.com/English/events-and-presentations/upcoming-events/.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on February 6, 2025 until 11:59 p.m. Eastern Time on February 13, 2025, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
6 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading "Forward-Looking Statements" and "Financial Outlook Assumptions" of this press release.

Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three and nine months ended December 31, 2024 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the full year ending March 31, 2025, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count remaining in line with our planned levels (particularly in higher GTV cohorts); quarterly subscription revenue growth gradually ramping up throughout the year towards ~10% growth; revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at our planned levels; continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform; our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures; our ability to manage default risks of our merchant cash advances in line with our expectations; seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to selectively pursue strategic opportunities and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans, including outbound and field sales personnel in our key markets; our ability to execute our succession planning; our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives; our expectations regarding our growth strategy for retail in North America and hospitality in Europe and our strategies for other geographies and verticals; our ability to manage customer churn; and our ability to manage customer discount requests. Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations and the use of hedging; any pandemic or global health crisis; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; uncertainty and changes as a result of elections and changes in administrations in the U.S., Canada and Europe (including the potential impacts of tariffs, other trade conditions or protective government actions); certain natural disasters (including wildfires in California); our inability to attract and retain customers, including among high GTV customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; our ability to successfully execute our pricing and packaging initiatives; risks relating to our merchant cash advance program; our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-

security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to effectively incorporate artificial intelligence solutions into our business and operations; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; any external stakeholder activism; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail in North America and hospitality Europe and our strategies for other geographies and verticals; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies; our ability to execute on our business and operational strategy; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X (formerly Twitter)
Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income", "Adjusted Free Cash Flow", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", and "Non-IFRS sales and marketing expenses" and certain non-IFRS ratios such as "Adjusted Income per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", and "Non-IFRS sales and marketing expenses as a percentage of revenue". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.

"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted Income" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Income per Share - Basic and Diluted" is defined as Adjusted Income divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Free Cash Flow" is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.

"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
See the financial tables below for a reconciliation of the non-IFRS financial measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend and capital allocation policy (including share repurchase initiatives), plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates, the international trade environment and related restrictions or disputes, and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy for retail in North America and hospitality in Europe and our strategies for other geographies and verticals; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability, acquisition outcomes and synergies, the impact of pending and threatened litigation, the impact of any external stakeholder activism, the impact of foreign currency fluctuations and the use of hedging on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Revenues
Subscription	88,064	80,882	256,914	240,652
Transaction-based	181,659	147,834	539,464	406,476
Hardware and other	10,411	10,979	27,029	31,926

Total revenues	280,134	239,695	823,407	679,054

Direct cost of revenues
Subscription	18,385	19,774	53,901	59,077
Transaction-based	131,439	103,785	392,888	292,229
Hardware and other	14,436	14,659	38,253	42,198

Total direct cost of revenues	164,260	138,218	485,042	393,504

Gross profit	115,874	101,477	338,365	285,550

Operating expenses
General and administrative	29,459	29,934	92,562	81,202
Research and development	32,148	34,675	90,139	101,791
Sales and marketing	54,012	60,908	176,763	176,486
Depreciation of property and equipment	1,891	1,894	5,717	4,844
Depreciation of right-of-use assets	1,218	1,651	3,981	5,528
Foreign exchange loss (gain)	2,514	(979)	1,262	381
Acquisition-related compensation	157	—	209	3,105
Amortization of intangible assets	22,105	23,671	67,612	72,166
Restructuring	6,368	1,232	16,073	1,784

Total operating expenses	149,872	152,986	454,318	447,287

Operating loss	(33,998)	(51,509)	(115,953)	(161,737)

Net interest income	8,388	10,899	28,097	32,007

Loss before income taxes	(25,610)	(40,610)	(87,856)	(129,730)

Income tax expense (recovery)
Current	867	149	3,360	2,119
Deferred	109	(530)	37	(425)

Total income tax expense (recovery)	976	(381)	3,397	1,694

Net loss	(26,586)	(40,229)	(91,253)	(131,424)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(8,511)	5,379	(3,662)	1,862
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax	(3,837)	897	(3,767)	858

Total other comprehensive income (loss)	(12,348)	6,276	(7,429)	2,720

Total comprehensive loss	(38,934)	(33,953)	(98,682)	(128,704)

Net loss per share – basic and diluted	(0.17)	(0.26)	(0.59)	(0.86)

Weighted average number of Common Shares – basic and diluted	154,283,524	154,194,745	154,190,673	153,401,512

Condensed Interim Consolidated Balance Sheets (expressed in thousands of US dollars, unaudited)

	As at
	December 31, 2024	March 31, 2024
Assets	$	$

Current assets
Cash and cash equivalents	661,568	722,102
Trade and other receivables	43,655	62,284
Merchant cash advances	101,316	74,236
Inventories	15,871	16,492
Other current assets	55,896	42,786

Total current assets	878,306	917,900

Lease right-of-use assets, net	14,496	17,075
Property and equipment, net	17,538	20,496
Intangible assets, net	174,303	227,031
Goodwill	1,351,489	1,349,235
Other long-term assets	41,218	42,865
Deferred tax assets	513	552

Total assets	2,477,863	2,575,154

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	77,204	68,679
Lease liabilities	6,192	6,942
Income taxes payable	754	1,709
Deferred revenue	59,908	67,336

Total current liabilities	144,058	144,666

Deferred revenue	786	851
Lease liabilities	12,968	16,269
Other long-term liabilities	1,136	967
Deferred tax liabilities	330	—

Total liabilities	159,278	162,753

Shareholders’ equity
Share capital	4,349,947	4,362,691
Additional paid-in capital	195,501	213,918
Accumulated other comprehensive loss	(11,474)	(4,045)
Accumulated deficit	(2,215,389)	(2,160,163)

Total shareholders’ equity	2,318,585	2,412,401

Total liabilities and shareholders’ equity	2,477,863	2,575,154

Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of US dollars, unaudited)

	Nine months ended December 31,
	2024	2023
Cash flows from (used in) operating activities	$	$
Net loss	(91,253)	(131,424)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	—	2,953
Amortization of intangible assets	67,612	72,166
Depreciation of property and equipment and lease right-of-use assets	9,698	10,372
Deferred income tax expense (recovery)	37	(425)
Share-based compensation expense	42,983	62,503
Unrealized foreign exchange loss	100	156
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	18,915	(3,506)
Merchant cash advances	(27,080)	(26,057)
Inventories	621	(5,755)
Other assets	(11,516)	(16,622)
Accounts payable and accrued liabilities	3,546	8,453
Income taxes payable	(955)	(5,672)
Deferred revenue	(7,605)	(5,305)
Other long-term liabilities	170	1,039
Net interest income	(28,097)	(32,007)

Total operating activities	(22,824)	(69,131)

Cash flows from (used in) investing activities
Additions to property and equipment	(2,840)	(4,191)
Additions to intangible assets	(13,284)	(7,720)
Acquisition of business, net of cash acquired	(6,813)	—
Interest income	30,534	33,757

Total investing activities	7,597	21,846

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	1,829	2,127
Share issuance costs	—	(106)
Shares repurchased and cancelled	(39,946)	—
Payment of lease liabilities and movement in restricted lease deposits	(6,333)	(5,863)
Financing costs	(45)	(37)

Total financing activities	(44,495)	(3,879)

Effect of foreign exchange rate changes on cash and cash equivalents	(812)	417

Net decrease in cash and cash equivalents during the period	(60,534)	(50,747)

Cash and cash equivalents – Beginning of period	722,102	800,154

Cash and cash equivalents – End of period	661,568	749,407

Income taxes paid	4,242	6,547

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2024	2023	2024	2023
	$	$	$	$

Net loss	(26,586)	(40,229)	(91,253)	(131,424)
Share-based compensation and related payroll taxes(1)	13,565	23,636	44,766	65,673
Depreciation and amortization(2)	25,214	27,216	77,310	82,538
Foreign exchange loss (gain)(3)	2,514	(979)	1,262	381
Net interest income(2)	(8,388)	(10,899)	(28,097)	(32,007)
Acquisition-related compensation(4)	157	—	209	3,105
Transaction-related costs(5)	2,717	(625)	5,129	442
Restructuring(6)	6,368	1,232	16,073	1,784
Litigation provisions(7)	38	4,672	11,957	4,688
Income tax expense (recovery)	976	(381)	3,397	1,694

Adjusted EBITDA	16,575	3,643	40,753	(3,126)

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2024, share-based compensation expense was $13,326 and $42,983, respectively (December 2023 - expense of $21,399 and $62,503), and related payroll taxes were an expense of $239 and $1,783, respectively (December 2023 - expense of $2,237 and $3,170). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended December 31, 2024, net loss includes depreciation of $1,218 related to right-of-use assets, interest expense of $315 on lease liabilities, and excludes an amount of $1,994 relating to rent expense ($1,651, $315, and $1,851, respectively, for the three months ended December 31, 2023). For the nine months ended December 31, 2024, net loss includes depreciation of $3,981 related to right-of-use assets, interest expense of $1,026 on lease liabilities, and excludes an amount of $6,381 relating to rent expense ($5,528, $897 and $5,970, respectively, for the nine months ended December 31, 2023).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the nine months ended December 31, 2024, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(7)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Income and Adjusted Income per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2024	2023	2024	2023
	$	$	$	$

Net loss	(26,586)	(40,229)	(91,253)	(131,424)
Share-based compensation and related payroll taxes(1)	13,565	23,636	44,766	65,673
Amortization of intangible assets	22,105	23,671	67,612	72,166
Acquisition-related compensation(2)	157	—	209	3,105
Transaction-related costs(3)	2,717	(625)	5,129	442
Restructuring(4)	6,368	1,232	16,073	1,784
Litigation provisions(5)	38	4,672	11,957	4,688
Deferred income tax expense (recovery)	109	(530)	37	(425)

Adjusted Income	18,473	11,827	54,530	16,009

Weighted average number of Common Shares – basic and diluted(6)	154,283,524	154,194,745	154,190,673	153,401,512

Net loss per share – basic and diluted	(0.17)	(0.26)	(0.59)	(0.86)
Adjusted Income per Share – Basic and Diluted	0.12	0.08	0.35	0.10
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2024, share-based compensation expense was $13,326 and $42,983, respectively (December 2023 - expense of $21,399 and $62,503), and related payroll taxes were an expense of $239 and $1,783, respectively (December 2023 - expense of $2,237 and $3,170). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the nine months ended December 31, 2024, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(6)For the three and nine months ended December 31, 2024, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially-dilutive shares.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Free Cash Flow (expressed in thousands of US dollars, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2024	2023	2024	2023
	$	$	$	$

Cash flows from (used in) operating activities	2,720	(18,195)	(22,824)	(69,131)
Capitalized internal development costs(1)	(5,181)	(2,579)	(13,284)	(7,720)
Additions to property and equipment(2)	(938)	(2,282)	(2,840)	(4,191)
Merchant cash advances, net(3)	2,888	8,291	37,080	32,853

Adjusted Free Cash Flow	(511)	(14,765)	(1,868)	(48,189)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages, unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Gross profit	115,874	101,477	338,365	285,550
% of revenue	41.4%	42.3%	41.1%	42.1%
add: Share-based compensation and related payroll taxes(3)	840	1,772	2,653	5,212

Non-IFRS gross profit(1)	116,714	103,249	341,018	290,762
Non-IFRS gross profit as a percentage of revenue(2)	41.7%	43.1%	41.4%	42.8%

General and administrative expenses	29,459	29,934	92,562	81,202
% of revenue	10.5%	12.5%	11.2%	12.0%
less: Share-based compensation and related payroll taxes(3)	4,579	6,527	14,413	19,171
less: Transaction-related costs(4)	2,717	(625)	5,129	442
less: Litigation provisions(5)	38	4,672	11,957	4,688

Non-IFRS general and administrative expenses(1)	22,125	19,360	61,063	56,901
Non-IFRS general and administrative expenses as a percentage of revenue(2)	7.9%	8.1%	7.4%	8.4%

Research and development expenses	32,148	34,675	90,139	101,791
% of revenue	11.5%	14.5%	10.9%	15.0%
less: Share-based compensation and related payroll taxes(3)	5,267	6,993	14,189	22,332

Non-IFRS research and development expenses(1)	26,881	27,682	75,950	79,459
Non-IFRS research and development expenses as a percentage of revenue(2)	9.6%	11.5%	9.2%	11.7%

Sales and marketing expenses	54,012	60,908	176,763	176,486
% of revenue	19.3%	25.4%	21.5%	26.0%
less: Share-based compensation and related payroll taxes(3)	2,879	8,344	13,511	18,958

Non-IFRS sales and marketing expenses(1)	51,133	52,564	163,252	157,528
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	18.3%	21.9%	19.8%	23.2%

(1)This is a Non-IFRS measure. See the section entitled “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See the section entitled “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2024, share-based compensation expense was $13,326 and $42,983, respectively (December 2023 - expense of $21,399 and $62,503), and related payroll taxes were an expense of $239 and $1,783, respectively (December 2023 - expense of $2,237 and $3,170). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).